Timothy J. Simpson Executive Vice President and General Counsel
Covanta Holding Corporation
40 Lane Road
Fairfield, NJ 07004
Tel. 973-882-7308
Fax 973-882-7357
December 14, 2007
Ellie Quarles
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
One Station Place
Washington, D.C. 20549

Re:	Covanta Holding Corporation
Definitive 14A
Filed April 25, 2007
File No. 1-06732
Dear Ms. Quarles:
     Covanta Holding Corporation (the “Company”) hereby confirms that, with respect to its responses to comments provided to the Commission on its behalf through legal counsel, the Company is aware of its obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call me at 973-882-7308 if you have any additional questions.
Sincerely,
/s/Timothy J. Simpson
Timothy J. Simpson

cc:	Compensation Committee of Covanta Holding Corporation
Anthony J. Orlando
Robert Monteleone
David S. Stone